July 25, 2024
Members of: WSCPA AICPA PCPS 802 North Washington PO Box 2163 Spokane, Washington 99210-2163 P 509-624-9223 TF 1-877-264-0485 mail@fruci.com www.fruci.com

Securities and Exchange Commission (the "Commission")

100 F Street, NE

Washington, D.C. 20549

Dear Ladies and Gentleman:

We are the registered independent public accounting firm for Hammer Fiber Optics Holdings Corp (the "Company"). We have read the statements made by the Company, which were provided to us and which we understand will be filed with the Commission pursuant to Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review of its current report on Form 8-K (the "Current Report") and are in agreement with the disclosure in the Current Report, insofar as it pertains to our firm.

We hereby consent to the filing of this letter as an exhibit to the foregoing report on Form 8-K.

Sincerely,

Fruci & Associates II, PLLC